Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

June 2020

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 23, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: June 23, 2020	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – June 23, 2020

Aegon appoints Duncan Russell as Chief Transformation Officer

Aegon has appointed Duncan Russell (1978, British) in the newly established role of Chief Transformation Officer (CTO), effective September 1, 2020. He will report to CEO Lard Friese and will become a member of Aegon’s Management Board.

Duncan Russell will work closely with the Executive Board in setting the strategic direction of the company and will lead the activities in the areas of Group Strategy and Corporate Development.

“I am very pleased to announce the appointment of Duncan Russell as our Chief Transformation Officer”, Aegon CEO Lard Friese said. “Duncan brings a wealth of experience in the financial services sector and is a great addition to our team. He is the right person to lead our group strategy development and to drive initiatives focused on improving our overall performance. Duncan and I have worked closely together before and I look forward to our renewed collaboration.”

Duncan Russell joins from UK-based Admiral Group Plc, where he last held the position of CFO of Admiral Financial Services. He worked in the Netherlands for NN Group N.V., responsible for Group Capital Management, Treasury, Business Development and Group Strategy. Prior to that, Duncan Russell was a Managing Director at J.P. Morgan.

The appointment of Duncan Russell has been approved by the relevant regulatory authorities.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com